Form 10-C

                       Securities and Exchange Commission
                            Washington, D.C.  20549

Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange
Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

Exact name of issuer as specified in charter:  Raritan Bancorp
Inc.

Address of Principal Executive Offices: 9 West Somerset Street,
Raritan NJ 08869

Issuer's telephone number (including area code):  (908) 725-0080

I.  Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security:  Common Stock

2.  Number of shares outstanding before the change:  1,530,189
(9/30/95)

3.  Number of shares outstanding after the change:  1,449,689
(3/11/96 - Record Date)

4.  Effective date of change: 3/8/96

5.  Method of change:  Acquisition of stock for treasury.

Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):

Give brief description of transaction:  Open Market Purchase
Under Stock Repurchase Program.

II.  Change in Name of Issuer

1.  Name prior to change: N/A

2.  Name after change: N/A

3.  Effective date of charter amendment changing name: N/A

4.  Date of shareholder approval of change, if required: N/A

3/18/96            (s) Thomas Tansey, Executive Vice President &
                                      Chief Operating Officer
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Date              Officer's signature and title